EXHIBIT 99.3

VOTING AND SUPPORT AGREEMENT
(Directors and Officers of European Goldfields)

December 18, 2011

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Dear Sirs/Mesdames:

Arrangement Transaction between Eldorado Gold Corporation (“Eldorado”)
and European Goldfields Limited (“European Goldfields”)

In consideration of Eldorado entering into an arrangement agreement (the “Arrangement Agreement”) with European Goldfields dated December 18, 2011 providing for a business combination involving Eldorado, European Goldfields and the shareholders of European Goldfields by way of an arrangement pursuant to Section 195 of the Business Corporations Act (Yukon) (the “Arrangement”), this agreement (the “Agreement”) sets out the terms on which each of the securityholders of European Goldfields executing this agreement (each, a “Securityholder”) undertakes to take certain actions and do certain things to support the Arrangement.

The terms of the Arrangement are summarized in the Arrangement Agreement, a copy of which each Securityholder acknowledges having received.  Any capitalized term used and not otherwise defined herein or in the Schedules hereto shall, unless the context requires otherwise, have the meaning ascribed thereto in the Arrangement Agreement.

1.	Representations and Warranties

1.1
Representations and Warranties of each Securityholder. Each Securityholder hereby represents and warrants to Eldorado as set forth below and acknowledges that Eldorado is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)
that the common shares in the capital of European Goldfields (the “Shares”) and other securities issued by European Goldfields (the “Other Securities”) set out next to such Securityholder’s name in Schedule A include all Shares and Other Securities held of record, beneficially owned by, or for which voting or dispositive power is granted to such Securityholder or any of his or her affiliates (which includes any entity that is deemed to be an affiliate of such Securityholder for the purposes of Part XX of the Securities Act (Ontario)) (“affiliates”).  In respect of such Shares and Other Securities, such Securityholder or one of his or her affiliates is as of the date hereof, and will be immediately prior to the Effective Time, the legal and beneficial owner, with sole voting power and exclusive right of disposition and sole power to agree to all the matters set forth in this Agreement.  Each Securityholder and his or her affiliates has as of the date hereof, and will have immediately prior to the Effective Time, good and marketable title to its Shares and Other Securities, free and clear of any and all hypothecs, liens, pledges, mortgages, charges, restrictions, security interests, adverse claims and demands or rights of others of any nature or kind whatsoever (collectively, “Encumbrances”).  Other than the Shares and Other Securities listed in Schedule A, no equity or voting shares or securities of European Goldfields convertible into equity or voting shares are beneficially owned or controlled by such Securityholder or any of his or her affiliates;

(b)
such Securityholder has the legal capacity to execute and deliver this Agreement and to perform his or her obligations under this Agreement.  This Agreement has been duly executed and delivered by such Securityholder and this Agreement constitutes the legal, valid and binding obligation of such Securityholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally and general principles of equity;

(c)
neither the authorization, execution or delivery of this Agreement by such Securityholder, the performance by such Securityholder of his or her obligations under this Agreement nor the completion of the Arrangement shall result (with or without notice or the passage of time) in a violation or breach, or constitute a default, require a permit, consent or approval to be obtained under, require a filing to be made under or give rise to any third party right of termination, cancellation, right of purchase or sale, of penalty or payment, modification or acceleration, under any provision of any Contract, license, permit or other instrument or obligation to which such Securityholder or any of his or her affiliates is a party or by which such Securityholder, any of his or her affiliates or any of their properties or assets (including the Shares and Other Securities) is bound;

(d)
that there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of such Securityholder, threatened against such Securityholder, any of his or her affiliates or any of their properties or assets that, individually or in the aggregate, could impair the ability of such Securityholder to perform his or her obligations under this Agreement or otherwise delay him or her in performing such obligations.  There is no judgment, decree or order against such Securityholder or any of his or her affiliates that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement, or that could impair the ability of such Securityholder to perform his or her obligations under this Agreement;

(e)
no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from such Securityholder or any of his or her affiliates of any of the Shares or Other Securities, or any interest therein or right thereto, except Eldorado pursuant to this Agreement; and

(f)
neither such Securityholder nor any of his or her affiliates has previously granted or agreed to grant any proxy or other right to vote in respect of any of the Shares or Other Securities listed on Schedule A or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of shareholder or give consents or approvals of any kind as to such Shares or Other Securities except those which are no longer of any force or effect.

1.2
Representations and Warranties of Eldorado. Eldorado hereby represents and warrants to each Securityholder as set forth below and acknowledges that each Securityholder is relying upon such representations and warranties in entering into this Agreement:

(a)
Eldorado is validly existing under the Canada Business Corporations Act and has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement and pursuant to the Arrangement Agreement. This Agreement has been duly executed and delivered by Eldorado and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

(b)
neither the execution and delivery of this Agreement by Eldorado nor the completion of the Arrangement nor compliance by Eldorado with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the statutes governing Eldorado or (B) any material contract or other instrument or obligation to which Eldorado or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Eldorado or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would materially adversely affect Eldorado’ ability to perform its obligations under this Agreement.

(c)
Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition and antitrust Laws and Securities Laws, (1) there is no legal impediment to the completion of the Arrangement by Eldorado, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Eldorado in connection with the completion of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the completion of the Arrangement by Eldorado.

1.3
Survival - For greater certainty, the representations and warranties of the parties hereto contained herein shall not survive the Expiry Date (as defined below), except as related to and in connection with the completion of the purchase and sale of the Owned Securities pursuant to Section 4 hereof (as defined below).  Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

2.	Securityholders’ Obligations and Covenants

2.1
No Transfers – Each Securityholder hereby represents and warrants to Eldorado and covenants with Eldorado that, except as contemplated in this Agreement, neither such Securityholder nor any of his or her affiliates shall: (i) sell, transfer, gift, assign or otherwise dispose of or exchange, and shall keep free and clear of all Encumbrances, any or all of its Shares or Other Securities and, any common shares or other securities of European Goldfields otherwise obtained by it (the “Additional Securities”) or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant or enter into with any person, firm or corporation, any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Securityholder or his or her affiliates of any of the Shares or Additional Securities, or any interest therein or right thereto; or (iii) grant any proxies or powers of attorney, or deposit any of its Shares, Options or Additional Securities (collectively, the “Owned Securities”) into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Owned Securities, without having first obtained the prior written consent of Eldorado, which consent is within the sole discretion of Eldorado and may be unreasonably withheld.

2.2	No Action to Reduce Likelihood of Success or Delay

(a)
Except as permitted by this Agreement, no Securityholder nor any of their affiliates shall take, or authorize, cause or permit, in its capacity as a securityholder of European Goldfields, any investment banker, financial advisor, lawyer, accountant or other representative of him or her to take, any action of any kind, directly or indirectly, which may reduce the likelihood of success of, or delay or interfere with the completion of, the Arrangement, including but not limited to, any action to (i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquires, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing, or (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, or otherwise cooperate in any with, or assist or participate in, facilitate or encourage any effort or attempt by any other Person to make or complete any Acquisition Proposal.  Each Securityholder and their respective affiliates will cease immediately and cause to be terminated all existing discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to or result in, an Acquisition Proposal and will discontinue access to any of its confidential information and will as soon as possible request and enforce the return or destruction of all confidential information provided by it, if any.  Each Securityholder further agrees to notify Eldorado immediately orally and then promptly (and in any event within 24 hours) in writing of becoming aware of any Acquisition Proposal, and provide orally and in writing the terms and other details of which it is aware, including the identity of any prospective offeror, of such Acquisition Proposal; and

(b)
Neither the Securityholder nor any of his or her affiliates shall exercise any dissent rights in respect of the Arrangement and the Securityholder hereby waives and shall cause his or her affiliates to waive any rights of appraisal or rights of dissent from the Arrangement that the Securityholder or any of his or her affiliates may have, and the Securityholder hereby agrees, and shall cause his or her affiliates, not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against European Goldfields or any of its subsidiaries (or any of their respective successors, including without limitation, Eldorado) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Arrangement.

2.3	Voting Rights – Each Securityholder hereby undertakes:

(a)
subject to completion of a proxy as contemplated under this Agreement, to vote (or cause to be voted) all its Owned Securities at any meeting of the securityholders of European Goldfields, including without limitation the European Goldfields Meeting, and in any action by written consent of the securityholders of European Goldfields: (i) in favour of: (A) the approval, consent, ratification and adoption of the Arrangement Resolution (and any actions required in furtherance thereof), and (B) any adjournment of a meeting of shareholders of European Goldfields to be held with respect to the transactions disclosed in European Goldfields’s press release dated October 3, 2011 and management information circular dated November 23, 2011 (collectively, the “QHL Transactions”) and (ii) against any action, including without limitation any Superior Proposal, that would impede, interfere or discourage the Arrangement, including, for greater certainty, against (A) any Acquisition Proposal, Superior Proposal or any transaction similar to an

Acquisition Proposal or Superior Proposal whether or not initiated, proposed, recommended or supported by European Goldfields, (B) any merger, consolidation, business combination, sale of assets, amalgamation, arrangement, reorganization or recapitalization of European Goldfields, (C) any sale, lease or transfer of any significant part of the assets of European Goldfields (D) any dissolution, liquidation or winding up of European Goldfields, (E) any material change in the capitalization of European Goldfields, or the corporate structure or constating documents of European Goldfields) (in each case where the relevant proposal does not have the express written consent of Eldorado, which consent is within the sole discretion of Eldorado and may be unreasonably withheld), and (F) the QHL Transactions; and (iii) against any action that would result or could be reasonably expected to result in any breach of any representation, warranty or covenant of European Goldfields in the Arrangement Agreement;

(b)
for greater certainty, in connection with any matter referred to in Section 2.3(a), each Securityholder shall consult with Eldorado prior to exercising (or causing to be exercised) any voting rights attached to the Shares, Other Securities or the Additional Securities and shall exercise or procure the exercise of such voting rights as Eldorado shall instruct;

(c)
upon the written request or direction of Eldorado, each Securityholder and his or her affiliates shall execute and deliver, subject to Section 2.4, and not revoke an irrevocable form of proxy in respect of any such resolution(s), appointing such person or persons as Eldorado may request or direct as proxy for such Securityholder or his or her affiliate, as appropriate, with full power of substitution, to attend, vote and otherwise act for and on behalf of such Securityholder or his or her affiliate, as appropriate, in respect of all Owned Securities of such Securityholder or such affiliate and in respect of all such matters which may come before a meeting of the securityholders of European Goldfields relating to the Arrangement, including without limitation the European Goldfields Meeting (other than any change in the terms of the Arrangement which would modify the consideration to be received by such Securityholder or his or her affiliates pursuant to the Arrangement or modify in a manner adverse to the interests of such Securityholder or his or her affiliates, the terms of the exchange of the European Goldfields Shares) including any action that would impede, interfere or discourage the Arrangement, and in such circumstances, neither such Securityholder nor his or her affiliates shall be required to vote their Owned Securities as required by Section 2.3(a).

2.4	Termination - The obligations and undertakings of the parties hereto, and any proxy granted under Article 2, shall terminate upon the earliest to occur of:

(a)	the Effective Time;

(b)	the termination of this Agreement in accordance with its terms hereof; or

(c)	the termination of the Arrangement Agreement in accordance with its term,

(such date being the “Expiry Date”) provided that each party shall be responsible and shall remain liable for any breach of this Agreement by such party occurring prior to any such termination.

2.5	No Ownership Interest - Nothing contained in this Agreement shall be deemed to vest in Eldorado any direct or indirect ownership or incidence of ownership of or with respect to any Owned

Securities.  All rights, ownership and economic benefits of and relating to the Owned Securities shall remain vested in and belong to each Securityholder and his or her affiliates, respectively and Eldorado shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of European Goldfields or exercise any power or authority to direct any Securityholder or his or her affiliates in the voting of any of the Owned Securities, except as otherwise provided herein, or in the performance of each Shareholders’ and their respective affiliates’ duties or responsibilities as shareholders of European Goldfields.

2.6
No Fettering of Discretion – To the extent that any Securityholder is an officer or director of European Goldfields, nothing in this Agreement is intended to fetter such Securityholder’s discretion to act, when acting in his or her capacity as an officer or director of European Goldfields, in a manner consistent with all fiduciary obligations imposed on such Securityholder in that capacity.  For greater certainty, the obligations of each Securityholder hereunder to support the Arrangement and not take any actions inconsistent with that support are intended to apply to such Securityholder only in his or her capacity as a holder of securities issued by European Goldfields and not in such Securityholder’s capacity as an officer or director of European Goldfields.

3.	Other Covenants

3.1	Disclosure – Each Securityholder agrees:

(a)	to details of this Agreement being set out in the European Goldfields Circular relating to the European Goldfields Meeting and the Arrangement;

(b)	to this Agreement being publicly filed and/or available for inspection to the extent required by Law; and

(c)	to details of this Agreement being set out in an early warning report to be filed by Eldorado.

3.2
Remedies – Each Securityholder acknowledges and agrees that the covenants and obligations under this Agreement are reasonable, necessary and fundamental to the protection of Eldorado’ legitimate business interests, and such Securityholder acknowledges and agrees that any breach of this Agreement by such Securityholder would result in irreparable harm to Eldorado and loss and damage to Eldorado for which Eldorado could not be adequately compensated by an award of monetary damages.  Accordingly, each Securityholder acknowledges and agrees that in the event of any breach or threatened breach of any provision of this Agreement by such Securityholder, Eldorado shall, in addition to any and all remedies available to Eldorado at law or in equity, be entitled as a matter of right to judicial relief by way of a restraining order, interim, interlocutory or permanent injunction, or order for specific performance as may be necessary to ensure that such Securityholder complies with and performs its obligations under this Agreement.

3.3	Covenants of Eldorado - Eldorado hereby agrees to and shall consummate the Arrangement in accordance with the terms of the Arrangement Agreement.

4.	Miscellaneous

4.1	Interpretation - In this Agreement:

(a)	Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency - Unless otherwise specified, all references to dollar amounts, money amounts or “$” are to lawful currency of Canada.

(c)
Governing Law and Jurisdiction - This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of Greece or England. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(d)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)
No Strict Construction - This Agreement has been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

(g)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
Severability - If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

(i)
Statutory references - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(j)	Time - Time is of the essence in the performance of the parties’ respective obligations.

(k)	Business Day – In this Agreement, a reference to “Business Day” shall refer to any day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada or London, England.

(l)	Time Periods - In this Agreement, unless specified otherwise or the context otherwise requires:

(i)
a reference to a period of days is deemed to begin on the first day after the event that started the period and to end at 5:00 p.m. on the last day of the period, but if the last day of the period does not fall on a Business Day, the period ends at 5:00 p.m. on the next succeeding Business Day;

(ii)	all references to specific dates mean 5:00 p.m. on the dates;

(iii)	all references to specific times shall be references to Vancouver time; and

(iv)	with respect to the calculation of any period of time, references to “from” mean “from and excluding” and references to “to” or “until” mean “to and including”.

(m)
Subsidiaries - To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to an affiliate of any party, each such provision shall be construed as a covenant by such party to cause (to the fullest extent to which it is legally capable) such an affiliate to perform the required action.

(n)
Counterparts - This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one agreement.  To evidence the fact that it has executed this Agreement, a party may send a copy of its executed counterpart to all other parties by Transmission (or electronically on pdf format) and the signature transmitted by Transmission (or electronically on pdf format) shall be deemed to be its original signature for all purposes.

4.2	Entire Agreement

This Agreement, together with the agreements and other documents expressly referred to in, or required to be delivered pursuant to, this Agreement, constitutes the entire agreement between the parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.  No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any other document expressly referred to in, or required to be delivered pursuant to this Agreement.

There shall be no liability, either in tort or in contract otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, not reduced to writing as part of this Agreement or such other agreement or document.  The parties agree that each party to this Agreement will have no remedy in respect of any untrue statement made to it and upon which it relied in entering into this Agreement or such other agreement or document and that its only remedy can be for breach of contract under this Agreement or such other agreement or document.

4.3	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the parties hereto at the following addresses (or at such other addresses as shall be specified by any of the parties hereto by notice to the other given in accordance with these provisions):

(i)	if to Eldorado:

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Attention:            Eduardo Moura and Dawn Moss
Facsimile:             (604) 601-6655
Email:                    eduardom@eldoradogold.com and dawnm@eldoradogold.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 – 200 Burrard Street
Vancouver, British Columbia
V7X 1T2

Attention:	Fred R. Pletcher and Kent D. Kufeldt
Facsimile:	(604) 687-1415
Email:	fpletcher@blg.com and kkufeldt@blg.com

(ii)	if to any Securityholder, to the address set out next to such Securityholder’s name in Schedule A.

4.4	Further Assurances

The parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.5	Assignability

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its or his rights, interests or obligations under this Agreement without the prior written consent of the other party, except that Eldorado may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a Subsidiary, without reducing its own obligations hereunder, without the prior consent of any Securityholder.

4.6	No Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressly or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

4.7           Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF Eldorado and each Securityholder have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO GOLD CORPORATION By: (signed) Dawn Moss Name: Dawn Moss Title: Vice President, Administration and Corporate Secretary

(signed) Martyn Konig
MARTYN KONIG Address: [Address of Signatory Redacted] (signed) Dimitris Koutras
DIMITRIOS KOUTRAS Address: [Address of Signatory Redacted] (signed) Timothy Mogran-Wynne
TIMOTHY MORGAN-WYNNE Address: [Address of Signatory Redacted]

(signed) Mark Rachovides
MARK RACHOVIDES Address: [Address of Signatory Redacted] (signed) Georgios Sossidis
GEORGIOS SOSSIDIS Address: [Address of Signatory Redacted] (signed) Patrick Forward
PATRICK FORWARD Address: [Address of Signatory Redacted] (signed) David Cather
DAVID CATHER Address: [Address of Signatory Redacted]
(signed) Steven Sharpe
STEVEN SHARPE Address: [Address of Signatory Redacted]

(signed) Varshan Gokool
VARSHAN GOKOOL Address: [Address of Signatory Redacted] (signed) Dimitris Dimitriadis
DIMITRIS DIMITRIADIS Address: [Address of Signatory Redacted]

SCHEDULE A

OWNED SECURITIES

The following table sets out the number of Owned Securities held by each Securityholder as at the date hereof:

Name of Securityholder	Address of Securityholder	Number of Shares	Number and Description of Other Securities
MARTYN KONIG	[Address of Signatory Redacted]	474,457	2,125,000 Options 276,726 RSUs
DIMITRIOS KOUTRAS	[Address of Signatory Redacted]	5,521,387 (indirectly through Voziana Holdings Limited)	N/A
TIMOTHY MORGAN-WYNNE	[Address of Signatory Redacted]	256,689	1,650,000 Options 201,890 RSUs
MARK RACHOVIDES	[Address of Signatory Redacted]	138,898	910,000 Options 197,859 RSUs
GEORGIOS SOSSIDIS	[Address of Signatory Redacted]	0	250,000 Options
PATRICK FORWARD	[Address of Signatory Redacted]	32,750	175,000 Options 147,071 RSUs
DAVID CATHER	[Address of Signatory Redacted]	2,000	200,000 Options 205,433 RSUs
STEVEN SHARPE	[Address of Signatory Redacted]	18,375	175,000 Options 132,629 RSUs
VARSHAN GOKOOL	[Address of Signatory Redacted]	20,364 (15,364 directly and 5,000 by Anisha P. Reddy)	137,500 Options 93,663 RSUs
DIMITRIS DIMITRIADIS	[Address of Signatory Redacted]	202,842	225,000 Options 113,121 RSUs

A-1